UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Gavell, Stefan M
   State Street Corporation
   225 Franklin Street
   Boston, MA  02110
2. Issuer Name and Ticker or Trading Symbol
   State Street Corporation
   STT
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   5/1/03
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Treasurer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |5/1/03|      |S   | |953               |D  |35.21      |11,359             |D     |                           |
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                    |      |      |    | |                  |   |           |4,509(1)           |I     |401(k) Plan                |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
___________________________________________________________________________________________________________________________________|
Employee Stoc|26.21875|       |      |    | |           |   |6/19/|6/18/|Common Stock|3,000  |       |            |   |            |
k Option (rig|        |       |      |    | |           |   |98-  |07   |            |       |       |            |   |            |
ht to buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |6/19/|     |            |       |       |            |   |            |
             |        |       |      |    | |           |   |00   |     |            |       |       |            |   |            |
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Employee Stoc|34.15625|       |      |    | |           |   |6/18/|6/17/|Common Stock|3,000  |       |            |   |            |
k Option (rig|        |       |      |    | |           |   |99-  |08   |            |       |       |            |   |            |
ht to buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |6/18/|     |            |       |       |            |   |            |
             |        |       |      |    | |           |   |01   |     |            |       |       |            |   |            |
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Employee Stoc|40.51565|       |      |    | |           |   |6/17/|6/16/|Common Stock|7,406  |       |            |   |            |
k Option (rig|        |       |      |    | |           |   |00-  |09   |            |       |       |            |   |            |
ht to buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |6/17/|     |            |       |       |            |   |            |
             |        |       |      |    | |           |   |02   |     |            |       |       |            |   |            |
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Employee Stoc|39.25   |       |      |    | |           |   |12/16|2/16/|Common Stock|25,000 |       |            |   |            |
k Option (rig|        |       |      |    | |           |   |/00- |10   |            |       |       |            |   |            |
ht to buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |12/16|     |            |       |       |            |   |            |
             |        |       |      |    | |           |   |/02  |     |            |       |       |            |   |            |
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Employee Stoc|60.7375 |       |      |    | |           |   |12/21|12/20|Common Stock|15,600 |       |            |   |            |
k Option (rig|        |       |      |    | |           |   |/01- |/10  |            |       |       |            |   |            |
ht to buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |12/21|     |            |       |       |            |   |            |
             |        |       |      |    | |           |   |/03  |     |            |       |       |            |   |            |
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Employee Stoc|51.975  |       |      |    | |           |   |12/20|12/19|Common Stock|25,800 |       |            |   |            |
k Option (rig|        |       |      |    | |           |   |/02- |/11  |            |       |       |            |   |            |
ht to buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |12/20|     |            |       |       |            |   |            |
             |        |       |      |    | |           |   |/04  |     |            |       |       |            |   |            |
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Employee Stoc|49.705  |       |      |    | |           |   |2/21/|2/20/|Common Stock|13,500 |       |            |   |            |
k Option (rig|        |       |      |    | |           |   |04   |12   |            |       |       |            |   |            |
ht to buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Employee Stoc|40.22   |       |      |    | |           |   |12/19|12/18|Common Stock|23,300 |       |            |   |            |
k Option (rig|        |       |      |    | |           |   |/04- |/12  |            |       |       |            |   |            |
ht to buy)   |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |12/19|     |            |       |       |            |   |            |
             |        |       |      |    | |           |   |/06  |     |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) As of last plan statement. The plan accounts for interests in units of shares and a small amount of cash. As a result the number of underlying shares may fluctuate from time to time.
SIGNATURE OF REPORTING PERSON
Stefan M Gavell
/s/Stefan M. Gavell
DATE
5/2/03